FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	March	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	VERIZON WIRELESS INTRODUCES THE BLACKBERRY CURVE SMARTPHONE	3

Document 1

March 31, 2008

FOR IMMEDIATE RELEASE

VERIZON WIRELESS INTRODUCES THE BLACKBERRY CURVE SMARTPHONE

Sophisticated Full-QWERTY BlackBerry Curve 8330 Delivers Uncompromising Communications, Rich Multimedia Features, VZ Navigator and Broadband Speeds

LAS VEGAS, BASKING RIDGE, N.J., and WATERLOO, Ontario – Ahead of CTIA WIRELESS 2008, Verizon Wireless, the owner and operator of the nation’s most reliable wireless voice and data network, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today announced the BlackBerry® Curve™ 8330 smartphone will be available in May. Packaged in a liquid silver-colored finish with chrome highlights, smooth edges and soft curves, the BlackBerry Curve 8330 is backed by Verizon Wireless’ high-speed Evolution-Data Optimized (EV-DO) network. This small and light smartphone has rich multimedia capabilities and is VZ NavigatorSM-capable. VZ Navigator is Verizon Wireless’ location-based service that offers customers mapping, audible turn-by-turn navigation and access to information on more than 14 million points of interest.

The BlackBerry Curve 8330, RIM’s smallest and lightest full-QWERTY smartphone, combines stylish looks with the tools people need to manage their professional responsibilities, maintain personal communications and entertain their senses.

The BlackBerry Curve 8330 offers the following capabilities and key features:

•	Small and light design that is easy to handle and use; measures 4.2” x 2.4” x 0.6”and weighs only 4 ounces
•	Large, vibrant 320 x 240 display, with light sensing technology that automatically adjusts brightness for optimal viewing in outdoor, indoor, and dark environments
•	Responsive, highly-tactile full-QWERTY keyboard and RIM’s intuitive trackball navigation system
•

Premium phone features including: noise cancellation technology to offset background noise, Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated “send,” “end,” and “mute” keys, low-distortion speakerphone, and Bluetooth® 2.0, with support for hands-free headsets, stereo headsets (Bluetooth stereo audio profile A2DP/AVRCP), car kits and other Bluetooth accessories

•	2.0 megapixel camera with support for video recording*, self-portrait mirror, enhanced flash and 5X zoom
•	Easy access to the popular Facebook® for BlackBerry® Smartphones application
•	3.5 mm stereo headphone jack and dedicated volume controls
•	Advanced media player and enhanced desktop media manager software that makes it easy to move media files between a PC and the BlackBerry Curve 8330 – USB Data Cable comes in-box
•	MicroSD™/SDHC memory card slot, providing plenty of additional storage (up to 8 GB)
•	HTML web browser delivers a fast, rich browsing experience and supports streaming video from sites like m.youtube.com (3GPP RTSP streaming protocol over EV-DO)

•	A removable, rechargeable battery, rated for up to 260 minutes of talk time and up to 11 days of standby time
•	In-box accessories include: a stereo headset, travel charger and premium tote sleeve

The BlackBerry Curve 8330 smartphone is supported by BlackBerry® Internet Service that gives customers access to up to 10 supported POP3 and IMAP personal and corporate e-mail accounts, including most popular ISP e-mail accounts. It is also supported by BlackBerry® Professional Software for small businesses and BlackBerry® Enterprise Server for enterprise deployments, enabling advanced security and IT administration within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments.

The BlackBerry Curve 8330 smartphone will be available at www.verizonwireless.com and in Verizon Wireless Communications Stores, including those in Circuit City, for $269.99 after a $50 mail-in rebate with a new two-year customer agreement. An additional $100 credit toward the purchase of the handset is available for customers who sign up for qualifying voice and data plans at the time of purchase. Customers who purchase a Verizon Wireless Nationwide voice plan can also subscribe to the E-Mail and Web for BlackBerry plan for an additional $29.99 per month while those opting for a data-only plan can pay $34.99 per month for unlimited e-mail and access to the Internet.

For more information about Verizon Wireless products and services, visit a Verizon Wireless Communications Store, call 1-800-2 JOIN IN or go to www.verizonwireless.com. Business customers should contact a Verizon Wireless Business Sales Representative directly at 1-800-VZW-4BIZ.

* Video recording requires a microSD memory card, sold separately.

(Editor's Note: High-resolution images of the BlackBerry Curve 8330 are available by clicking on the “Image Library” link at www.verizonwireless.com/multimedia).

MEDIA CONTACTS:

Verizon Wireless

Brenda Raney

908.559.7518

Brenda.Raney@verizonwireless.com

Brodeur (PR Agency for RIM)

Marisa Conway

212.515.1924

mconway@brodeur.com

# # #

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable wireless voice and data network, serving 65.7 million customers. Headquartered in Basking Ridge, N.J., with 69,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD).  For more information, go to: www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, Research In Motion and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 31, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations